Filed Pursuant to Rule 253(g)(2)
File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 2 DATED AUGUST 24, 2016
TO THE OFFERING CIRCULAR DATED AUGUST 15, 2016

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated August 15, 2016, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on August 15, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•                  Additions to our Investment Strategy; and

•                  Asset Acquisitions.

Investment Strategy

We are adding the following information related to our Investment Strategy:

Our investment strategy involves investing in assets with varying levels of risk, based in part on where such investments fall in the “capital stack” of a real estate transaction:

Asset Acquisitions

We previously indicated that there was a reasonable probability that we would acquire a preferred equity investment in Envision Canton, LLC and acquire a mezzanine debt position related to a self-storage conversion project in California, sponsored by Trico Capital Investments, Inc.  On August 19, 2016, Realty Mogul, Co. lent us $5,901,813.39 at an interest rate of 0.71% per annum and a maturity date of August 19, 2021.  With the proceeds of this loan, we acquired the preferred equity investment in Envision Canton, LLC and acquired the mezzanine debt position related to the self-storage conversion project.  The following updates the information about the investment and acquisition:

Acquisition of Synchrony Preferred Equity

On August 19, 2016, we acquired a $2,000,000 preferred equity investment in Envision Canton, LLC, an Ohio limited liability company (“Envision”).  We acquired the preferred equity from Realty Mogul, Co. for a purchase price of $1,964,084.64, which represents the $2,000,000 investment less $45,896.00 of principal payments previously received by Realty Mogul, Co. plus $9,980.64 of accrued but unpaid interest through August 19, 2016.

This investment is in relation to Envision’s acquisition of a 150,000 square foot single-tenant occupied office property in May, 2016. The property, leased to Synchrony Financial, is located on 4500 Munson Street NW, Canton, Ohio 44718, which is a half mile from the Belden Village Mall, one block from Springbrook Plaza and less than one mile to other retail.

The office building was originally built in 2001 as a build-to-suit building for General Electric Company, and has been leased to Synchrony Financial, a spin-off from General Electric Company, since construction. Synchrony Financial signed a 10-year lease in January 2016. The lease is guaranteed by Synchrony Financial, which went public in 2014 and has a BBB- credit rating from Standard & Poor’s.

Envision acquired the property at a price equal to $106 per square foot, which is lower than the estimated replacement cost of $150 per square foot. Synchrony Financial leases the property under a triple-net lease. As is typical of tenants in triple-net leases, the tenant of this property carries all property taxes, insurance and maintenance expenses, resulting in lower landlord expenses when compared to other types of leases.

The preferred equity investment has a 10% fixed interest rate and is fully amortizing over 5.5 years (the amortization began in May 2016).  The preferred equity investment is expected to be repaid in full by December 2021, before Synchrony Financial’s 10-year lease expires.

Envision’s sponsor and the sponsor’s affiliates specialize in acquiring office and retail assets with a long-term investment objective, and they have previously acquired 11 assets with a combined value of $40 million. The sponsor plans to hold the property long term.

Envision financed the acquisition with (i) $12,000,000 in senior debt, (ii) $2,000,000 in preferred equity (held by us), and (iii) $1,850,000 in common equity.

The property is located in Stark County within Northeastern Ohio.  Stark County’s economic base is fairly representative of the Northeast Ohio region with services, trade and manufacturing industries employing the largest number of workers.

Realty Mogul, Co. and affiliates, as part of the original investment made in May 2016, received $40,000 in origination fees before we acquired the investment. These fees were not borne by us.

Acquisition of Orange County Mezzanine Financing — Garden Grove, CA

On August 19, 2016, we acquired a $3,915,000 mezzanine loan related to a self-storage conversion project in Garden Grove, CA. The sponsor of this project is Trico Capital Investments Inc. (“Trico”), and the borrower, MM1, LLC, is a special purpose entity formed by Trico and its affiliates for the purpose of this transaction.

We acquired the mezzanine loan from Realty Mogul, Co. for a purchase price of $3,937,728.75, which represents the $3,915,000 investment plus $22,728.75 of accrued but unpaid interest through August 19, 2016.

The property is located on 12321 Western Avenue, Garden Grove, CA 92841 in Orange County, 34 miles south of Los Angeles, CA.  Garden Grove is an infill market, meaning it has limited and restricted development opportunities.  As of 2015, there were over 246,000 people residing in a three-mile radius of the property. The property, originally built in 1973, is situated on a 3.30-acre site, with 275 feet of frontage on Western Avenue, a north-south arterial road with over 18,000 cars using the road daily.

Trico plans to perform extensive improvements and convert the property from an industrial one into an 896-unit self-storage facility, with 383 first floor units and 513 second floor units. The second floor will be climate-controlled. Trico and its affiliates have experience with self-storage conversions. They have designed, developed, owned and managed approximately 100 self-storage facilities, and they own another storage property close to this property in Westminster, California.  As with all conversion projects, there is risk that the project will not be completed on the anticipated timeline or budget.  Failure to successfully complete the conversion on time and on budget may impact the returns on this investment.

The investment has an initial fixed interest rate of 11% through July 2018 and a 12.5% fixed interest rate for the remaining 60 months.

Trico intends to sell the property after the conversion and has signed a non-binding letter of intent with a third-party self-storage REIT to purchase the property. There is, however, no guarantee that the property will be purchased by another party post-conversion for a higher price or at all. In the event that Trico cannot sell the property upon conversion, we believe (but cannot guarantee) that Trico is well equipped to lease up and manage the asset during any extended marketing period.

We believe that the self-storage market in Garden Grove, CA is a high-occupancy self-storage market, as the current occupancy rate for self-storage properties within a three-mile radius of the property is 94.1%.  This occupancy rate, however, is subject to change and may be impacted by events beyond our control.

Trico Investments Corporation financed the acquisition with: (i) $9,700,000 in senior debt, (ii) $3,915,000 in mezzanine debt (held by us), and (iii) $1,569,283 in equity.

Realty Mogul, Co. and affiliates, as part of the original investment made in July 2016, received $78,300 in origination fees and $1,500 in administrative fees before we acquired the investment. These fees were not borne by us.